Exhibit 99.5
CONSENT OF EXPERT
     In connection with the Annual Report on Form 40-F, I, Gary H. Giroux, on behalf of Giroux Consultants Ltd. (“GCL”), hereby consent to the use of GCL’s name in connection with references to GCL’s involvement in the preparation of a technical reports entitled “Report on the Los Filos Deposit Guerrero, Mexico” dated September 2003 (the “Technical Report”) and to references to the inclusion and incorporation by reference of information derived from the Technical Report in the Annual Report on Form 40-F.
GIROUX CONSULTANTS LTD.

By: /s/ Gary H. Giroux
Name: Gary H. Giroux
Date: March 21, 2006